EXHIBIT 5

47 EAST CHICAGO AVENUE SUITE 336 NAPERVILLE, ILLINOIS 60540 TEL.: (630) 848-1340 FAX: (630) 848-1342	67 PARK PLACE EAST SUITE 675 MORRISTOWN, NJ 07960 TEL.: (973) 539-5400 FAX: (973) 539-5404

November 2, 2015

Mr. Steven Sugarman, President & CEO
Banc of California, Inc.
18500 Von Karman Avenue
Suite 1100
Irvine, CA 92612

Dear Mr. Sugarman:

First, congratulations on the asset growth and earnings levels Banc of California (“BANC” or the “Company”) has achieved.  Second, I appreciate the thoroughness and transparency of the Q3 EPS presentation materials and the explicitness of the 2015 and 2016 financial guidance contained therein.

I intended to raise the following issues during the Q3 EPS conference call, but the call was ended before I had a chance to get into the Q&A queue.

Issue #1 - Capital Management in a Period Where Asset Growth Exceeds Capital Retention

Total assets are currently $7.3 billion and projected to be $8.0 to $8.5 billion at year end 2015, with 15%+ growth in 2016. This implies 2016 growth of $1.2+ billion, leading to a $9.2+ billion asset base in 2016.

Tangible common equity (TCE) was $393 million at September 30, 2015 (5.46% of tangible assets).  Is this level of TCE too low to be sustainable?

The Company projects 2016 net income of approximately $50 to $55 million (derived from the 2016 EPS guidance).  The dividend per share of $0.48/year is approximately $20 million per year, leaving retained earnings of $30 to $35 million per annum.  Since the assets are growing faster than what can be supported by that level of retained earnings, the projected TCE ratio will fall each quarter without a capital raise.  The late 2016/early 2017 TCE ratio is projected to be ~4.5%.  This is very low.  In fact, BANC already has the 4th lowest TCE ratio out of the 259 publicly traded banks and thrifts with $1 to $10 billion in assets and none of those banks has a TCE ratio below 5.00%.  That peer group has an average TCE ratio of 9.70% and the median is 9.12%.

Despite this, in a response to an analyst question on the Q3 EPS call, you stated that you do not foresee a common equity raise in the near future and that the Company can execute its plan without raising additional common equity.

While PL Capital would prefer that the Company does not raise additional capital when the stock is trading at less than 10x 2016 projected earnings (per the company’s guidance), we question whether a common capital raise can be avoided with such a low TCE ratio.

I also hear echoes of similar comments you made in the past about not needing capital or only doing a capital raise offensively at favorable prices, only to be surprised by capital being raised defensively at low prices relative to the Company’s own EPS and growth guidance.  To that point, in 2014 BANC raised a significant amount of capital at less than $10.00 per share, which was only ~9x forward (2015) EPS.  With the stock currently trading at less than 10x the Company’s forward 2016 EPS guidance, BANC shareholders appear to be at risk of another dilutive, defensive capital raise.

Issue #2 – Why Doesn’t the Market Value BANC at a Higher Multiple?

Despite the significant success the Company has achieved in growing assets, net income, loan originations and the franchise, the market appears unwilling to place a high valuation on BANC, as quantified below.

BANC trades at one of the lowest ratios of “Return on Tangible Common Equity (ROTCE)” to “Price to Tangible Book Value (P/TBV)” among its peers.  Out of 228 publicly traded banks and thrifts with assets between $1 and $10 billion for which this data is available, BANC is the 9th lowest valued company using that ratio.  Excluding 5 banks with one-time returns from DTA reversals or negative loan loss provisions, BANC would be the 4th lowest.  It is well accepted by bank analysts that this ratio is one of the best predictors of bank stock valuation.

The market is also unwilling to place a high valuation on BANC’s earnings.  As of October 29, 2015 BANC’s 2015 PE ratio is the 9th lowest of the 196 publicly traded banks and thrifts $1 to $10 billion in assets which have publicly available 2015 EPS estimates.  BANC’s 2016 PE ratio is also 9th lowest of the 200 publicly traded banks and thrifts with $1 to $10 billion in assets which have publicly available 2016 EPS estimates.

(Source: SNL Financial LC as of October 29, 2015).

Five possible reasons for the market’s skeptical view of BANC:

One, the market typically does not highly value mortgage banking oriented companies.  While this is true, the proportion of earnings from mortgage banking has declined at BANC. As shown in the Q3 EPS deck, the proportion of pre-tax income from mortgage banking was down to 22% in Q3 2015.

Two, the market has concerns over the Company’s management of capital.  See Issue #1 above.

Three, the market has concerns that BANC is growing too fast.  Restated financials, significant turnover among officers, the need for an expensive new HQ, etc. are all symptoms of growth exceeding the capacity of BANC’s infrastructure.

Four, the market has concerns over the governance of the Company.  To that point, see the compensation excesses and corporate governance weaknesses noted in my June 6, 2014 letter to you and Mr. Brownstein.  When shareholders and analysts believe that managements and boards are good stewards of shareholders’ capital and protective of shareholders’ rights, it often translates into higher market valuations.

Five, the board may not be independent enough from you.

How to Start the Process of Eliminating the BANC Discount:

As other companies have done, PL Capital strongly encourages the board to hire an independent, trusted third party to do a survey of all major shareholders and analysts to identify why the valuation discount in BANC exists and ask for their suggestions on how they would address the issue.  The survey should be confidential and blinded to the board and management so respondents can be candid and truthful.  The board should then closely examine the survey’s results to understand the qualitative reasons why market participants do not seem willing to place an appropriate valuation on BANC despite its strong quantitative results.

Changes in governance, management and/or strategy should then be implemented as needed.

The Company’s growth and profitability metrics are strong and well above industry averages, so there must be a reason why BANC is not more highly valued by investors and the market.  You, your management team and the board need to understand why this valuation disconnect exists, and then address the market’s concerns.

Please ensure that each member of the Board of Directors is provided a copy of this letter.

Please feel free to call me at any time at 973-539-5400.

Sincerely,

/s/ Richard Lashley

Richard Lashley, Principal